UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Dietz, Charles Alex
   1 Information Way
   Little Rock, AR  72202

2. Issuer Name and Ticker or Trading Symbol
   Acxiom Corporation (ACXM)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   09/02

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Solutions and Products Leader

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, $.10 Par Value                  09/06/02    J        184.1360 (1)  A  $15.0025     208,542.1340   D  Direct

Common Stock, $.10 Par Value                                                                     20,671.1040    I  by Managed Accoun
                                                                                                                   t 1
Common Stock, $.10 Par Value                                                                     3,407.6440     I  by Managed Accoun
                                                                                                                   t 2
Common Stock, $.10 Par Value                  09/13/02    J        0.6750 (2)    A  $18.4220     926.3300       I  by Managed Accoun
                                                                                                                   t 3
Common Stock, $.10 Par Value                                                                     29.5230        I  by Managed Accoun
                                                                                                                   t 4
Common Stock, $.10 Par Value                  09/06/02    J        44.7019 (1)   A  $15.0025     12,970.5651    I  by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1)
These shares were acquired through participation in the Company's 16b-3 qualified Employee Stock Purchase Plan.
(2)
On September 16, 2002, the issuer was notified by the administrator of the Acxiom Corporation Non-Qualified Deferred Compensation
Plan (the "Plan") (a non-tax-conditioned supplemental retirement plan) that these shares of the issuer's common stock had been contributed to the account of the reporting person on September 13, 2002 as the issuer's matching contribution made in accordance with the terms of the Plan.

SIGNATURE OF REPORTING PERSON

/S/ By: Catherine L. Hughes, Attorney-in-Fact
       -------------------------------------------
    For: Charles A. Dietz

DATE: 09/17/02